Delisting Determination,The Nasdaq Stock Market, LLC,
March 17, 2016, Swisher Hygiene, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Swisher Hygiene, Inc. (the Company), effective at the opening of the trading session on March 28, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5100. The Company was notified of the Staffs determination on November 12, 2015. The Company appealed the determination to a Hearing Panel. On January 13, 2016, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on January 15, 2016.